Issuer Free Writing Prospectus filed pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated January 17, 2024
Registration Statement No. 333-267475
January 17, 2024

EQT CORPORATION

$750,000,000 5.750% Senior Notes due 2034

Final Term Sheet

January 17, 2024

The information in this final term sheet should be read together with the preliminary prospectus supplement dated January 17, 2024 relating to this offering (the “Preliminary Prospectus Supplement”) and the base prospectus dated September 16, 2022 (the “Base Prospectus”), including the documents incorporated by reference therein. The information in this final term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	EQT Corporation

Offering Format:	SEC Registered

Principal Amount:	$750,000,000 5.750% Senior Notes due 2034 (the “Notes”)

Maturity Date:	February 1, 2034

Benchmark Treasury:	UST 4.500% due November 15, 2033

Benchmark Treasury Price/Yield:	103-04 / 4.110%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	5.760%

Coupon (Interest Rate):	5.750%

Price to Public:	99.922%

Interest Payment Dates:	Semi-annually on February 1 and on August 1, commencing on August 1, 2024

Record Dates:	January 15 and July 15

Make-Whole Redemption Provision:	At any time prior to November 1, 2033 at a discount rate of U.S. Treasury plus 25 basis points

Par Redemption Provision:	At any time on or after November 1, 2033 (three months prior to maturity)

Trade Date:	January 17, 2024

Settlement Date:	January 19, 2024 (T+2)

Use of Proceeds:	EQT expects to use the net proceeds from this offering to repay a portion of the borrowings under the Term Loan Credit Agreement.

Ratings*:	Baa3 (stable) / BBB- (stable) / BBB- (stable) (Moody’s / S&P / Fitch)

CUSIP / ISIN:	CUSIP: 26884L AR0 / ISIN: US26884LAR06

Joint Book-Running Managers:

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Co-Managers:

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

WauBank Securities LLC

Citizens Capital Markets, Inc.

M&T Securities, Inc.

BOK Financial Securities, Inc.

BNY Mellon Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

No PRIIP key information document (KID) has been prepared as not available to retail in EEA.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, MUFG Securities Americas Inc. toll-free at 877-649-6848, TD Securities (USA) LLC toll-free at 855-495-9846 or Wells Fargo Securities, LLC toll-free at 800-645-3751.